Incoming, Inc.
244 Fifth Avenue, V235
New York, NY 10001

8 September 2014

VIA EDGAR

Ms. Jenn Do
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Incoming, Inc.
Form 10-K
Filed April 15, 2014
File No. 0-53616

Dear Ms. Do:

The Company has responded to each of the comments set forth in the Staff’s Letter dated August 22, 2014 and duplicated herein, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs set forth therein.  The Company’s responses are listed in bold type face.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Form 10-Q for the period ended June 30, 2014

Management’s Discussion and Analysis, page 8 Results of Operations, page 9
1.
It appears that the significant decreases in revenues for the second quarter, as well as the first half of 2014, was due to “issues with commissioning of new processing equipment” and with “calibration issues” with your on-site biodiesel testing laboratory, which ultimately resulted in fewer gallons of biodiesel able to be produced at your NABE facility. Please address the following in your response:
• Disclose the reason(s) for and/or nature of the new processing equipment. For example, is this new equipment making new product, or did old equipment just need to be replaced?
• Explain whether you have had calibration issues with your lab/equipment in the past. If not, discuss how the need for such calibration came about.
• Discuss or quantify the extent to which you believe these issues will impact future periods, if applicable.
• Given the fewer gallons of biodiesel produced in the quarter, it is unclear why cost of revenues so exceeded total revenues such that a gross loss was incurred as of June 30, 2014, excluding the impact of depreciation. In this regard, we note that while biodiesel sales decreased 97% in the second quarter, cost of sales decreased only 69%. Please explain.

During the latter part of 2013, the Company selected a third party contractor to install new biodiesel production equipment including a high-shear continuous reactor, continuous settling tanks, a centrifuge and a resin filtration system.

The new equipment not only improves efficiency by reacting feedstocks more quickly, it also allows the plant in Lenoir, NC to transition from batch-mode operation to a continuous mode.  As a result, throughput will increase from approximately 7,000 gallons per day to an approximate capacity of 18,000 gallons per day.  Much of the existing equipment was re-deployed into the new system and was configured in such a way to allow switching between batch mode and continuous mode, if necessary.  Commissioning of the equipment has taken longer than expected as each module (reaction, settling, filtration) has to be tested individually and then as a linked system to balance the continuous processes.

In general, NABE’s lab equipment is periodically cross-checked with outside testing laboratories to confirm the in-house equipment is working correctly.  Given the commissioning of the recently installed high-shear reaction equipment, the Company sent out biodiesel samples to have a third party lab verify the quality being produced. Results from the third party lab were favorable, but were inconsistent with those determined by the on-site lab equipment. More specifically, it was discovered that the gas chromatograph (GC) required maintenance beyond what would be considered routine. After attempting to correct the GC issues (column replacement, new internal standards, re-calibration) with in-house personnel, there remained issues with third-party results varying from the in-house results.  A representative of the GC manufacturer (Shimadzu) visited with NABE’s lab personnel to verify the work being performed, to determine the reason for the calibration issues and to bring the unit into good working condition.

The on-site lab equipment is now functioning correctly. Recently installed biodiesel processing equipment has been tested and has successfully demonstrated the ability to produce biodiesel that meets the required ASTM standards. Further optimization will likely be necessary as production volumes increase, however, we believe any adjustments will be minimal and that the plant is greatly improved considering the new processing equipment and re-calibrated lab equipment.

Regarding the period-over-period decrease in sales relative to cost of sales, the biggest contributor to the disparate results was the receipt of $105,338 in biodiesel blender tax credit funds during the second quarter of 2013. These funds were recorded as an offset to the cost of sales in the second quarter of 2013, which was consistent with the Company’s treatment of prior funds received for tax credits associated with biodiesel blending. There were no blender tax credits available for offsetting cost of sales during the second quarter of 2014.

In February of 2013, the U.S. Congress voted to reinstate the biodiesel blender tax credit retroactively for all of 2012 and prospectively for all of 2013. Though the blender credit was reinstated during the first quarter of 2013, IRS did not issue finalized filing guidance until the second quarter of 2013. Given the timing of the filing guidance, the Company determined that it was appropriate to recognize the full amount attributable to 2012 blended gallons during the second quarter of 2013.

Liquidity and Capital Resources, page 13
2.
We have read your response to comment 2 in our letter dated July 25, 2014. As previously requested, please expand your disclosures in future filings, beginning with your September 30, 2014 Form 10-Q, to quantify the amount collected on your accounts receivables subsequent to the balance sheet date. Such information may be particularly helpful for readers, given the nature and amount of your quarterly revenues and/or resultant accounts receivables appears to vary from one period to the next.

The Company intends to comply with this comment and will prepare its future filings accordingly.

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions regarding the foregoing, please feel free to contact the undersigned by telephone at (864) 884-1714. Thank you.

Very truly yours,

INCOMING, INC.

By:          /s/ Eric S. Norris
Name:     Eric S. Norris
Title:       VP, Finance